Exhibit 99.77(d)

ITEM 77D – Policies with Respect to Security Investments

1.	On July 13, 2017, the Registrant’s Board of Trustees approved a revision to the principal investment strategies for Voya Large-Cap Growth Fund, Voya MidCap Opportunities Fund, Voya Multi-Manager Mid Cap Value Fund, and Voya SmallCap Opportunities Fund, to allow the Funds to invest in real estate-related securities including real estate investment trusts (“REITs”). The Funds’ Prospectuses were revised as follows:

A.	The following sentence is added to the section entitled “Principal Investment Strategies” of the Funds’ Prospectuses:

The Fund may also invest in real estate-related securities, including real estate investment trusts.

B.	The section entitled “Principal Risks” of the Funds’ Prospectuses is revised to include the following:

Real Estate Companies and Real Estate Investment Trusts (“REITs”): Investing in real estate companies and REITs may subject the Fund to risks similar to those associated with the direct ownership of real estate, including losses from casualty or condemnation, changes in local and general economic conditions, supply and demand, market interest rates, zoning laws, regulatory limitations on rents, property taxes, and operating expenses in addition to terrorist attacks, war, or other acts that destroy real property. Investments in REITs are affected by the management skill and creditworthiness of the REIT. The Fund will indirectly bear its proportionate share of expenses, including management fees, paid by each REIT in which it invests.